NO ACT

10
12-8-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005143

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Brett A. Pletcher
Gilead Sciences, Inc.
brett.pletcher@gilead.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-23-15

Re: Gilead Sciences, Inc.
Incoming letter dated December 8, 2014

Dear Mr. Pletcher:

This is in response to your letters dated December 8, 2014 and January 14, 2015 concerning the shareholder proposal submitted to Gilead by the UAW Retiree Medical Benefits Trust. We also have received letters from the proponent dated January 7, 2015 and January 22, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

February 23, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gilead Sciences, Inc.
Incoming letter dated December 8, 2014

The proposal asks the board to report on the risks to Gilead from rising pressure to contain U.S. specialty drug prices.

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on Gilead's fundamental business strategy with respect to its pricing policies for pharmaceutical products and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


UAW RETIREE
Medical Benefits Trust

January 22, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Gilead Sciences Inc. to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

This letter responds to Gilead Sciences ("Gilead's") letter to the Division dated January 14, 2015, which supplemented its original request (the "No-Action Request") that the Division's Staff provide no-action relief allowing exclusion of the UAW Retiree Medical Benefit Trust's (the "Trust's) proposal submitted for inclusion in Gilead's proxy materials for its 2015 annual meeting. The Trust's proposal (the "Proposal") asks Gilead to report to shareholders on the "risks to Gilead from rising pressure to contain U.S. specialty drug prices," including certain information about actions taken to mitigate pricing-related risks.

Gilead urged in a letter dated December 8, 2014 (the "No-Action Request") that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with Gilead's ordinary business operations. In a January 7, 2015 response to the No-Action Request, the Trust provided ample evidence that the prices paid in the U.S. for specialty drugs is a significant social policy issue. The Trust's response also outlined why the issue is compelling for Gilead, whose Sovaldi hepatitis C treatment has been characterized as the "poster child for those complaining that the cost of medicines is out of control." ("Harvoni, a Hepatitis C Treatment From Gilead, Wins F.D.A. Approval," The New York Times, Oct. 10, 2014) Thus, the Trust's response illustrated both the intensity of the public debate over high specialty drug prices and the relevance of that issue for Gilead.

Now, Gilead claims that the debate over high specialty drug prices is too recent to qualify as a significant social policy issue, pointing to the fact that articles and initiatives from 2014 featured prominently in the Trust's response. Many of the materials cited in the response were, indeed, from 2014 because it was in that year that Sovaldi's price made Gilead a lightning rod for the already robust debate over high specialty drug prices.

But that debate has been under way for several years, centered on the themes discussed in the Trust's original response and in the elements the Proposal asked Gilead to include in its report. Even before Sovaldi, participants in the debate over U.S. specialty drug costs have focused on the relationship between price, on the one hand, and a treatment's "value" and/or development cost, on the other; the impact of high prices on patient access and the financial sustainability of the broader health care system; disparate pricing between the U.S. and other countries; the need for greater reliance on pharmacoeconomic techniques such as those used by public payers outside the U.S. in making reimbursement decisions; and actual and potential responses by payers and prescribers. Sovaldi certainly sharpened the debate, in large part because the large potential U.S. hepatitis C patient population brought sustainability and access questions to the fore quickly, but the debate did not start with Sovaldi's launch.

Although high specialty drug prices had earlier been a hot topic in medical journals and other specialized media, the issue broke through into the mainstream in 2012.[1] In October of that year,[2] three doctors at Memorial Sloan Kettering published an op-ed in The New York Times decrying the high cost of new cancer drugs and announcing that they would not prescribe Zaltrap, a new colon cancer treatment priced at twice the cost of the equally effective alternative therapy, due to its cost. ("In Cancer Care, Cost Matters," Oct. 14, 2012) That op-ed was later described as "the first physician-initiated revolt in anyone's memory against the skyrocketing cost of cancer drugs." ("The Cost of Living," New York, Oct. 20, 2013) A Wall Street Journal columnist with expertise in drug pricing recently credited the MSK doctors' op-ed with "accelerating the debate over rising drug prices." ("'Financial Toxicity': Who's Really to Blame for High Cancer Drug Prices?" The Wall Street Journal, Oct. 7, 2014)

The op-ed garnered a great deal of attention. The New York Times editorial board lauded the doctors' position in an editorial published the following month. ("Incredible Prices for Cancer Drugs," The New York Times, Nov. 12, 2012) The president of the American Society of Clinical Oncology similarly commended the MSK doctors for showing a "much-needed willingness to address the elephant in the room: unsustainable costs in cancer care." ("The High Cost of a Cancer Drug: An Oncologist's View," The New York Times, Oct. 19, 2012) Though Sanofi defended Zaltrap's value, it ended up cutting the wholesale price for hospitals and doctors by 50%. One of the MSK physicians later, when interviewed on a "60 Minutes" segment on high cancer drug prices, characterized the price cut as "irrefutable

[1] The Trust notes that in 2011, The New York Times editorial board published an editorial on the prices and limited therapeutic benefits of cancer drugs Provenge and Avastin. ("Extremely Expansive Cancer Drugs," July 6, 2011)

[2] That same month, The Atlantic ran a long piece about high specialty drug prices, "Breaking the Cycle of Prescription Drug Costs."

evidence that the price [of Zaltrap] was a fiction." ("The Cost of Cancer Drugs," 60 Minutes, Oct. 5, 2014)

Inspired by the impact of the MSK op-ed, a prominent leukemia specialist penned a similar piece on the prices of drugs that treat chronic myeloid leukemia. Hagop Kantarjian attacked pharmaceutical companies for setting prices with no relationship to either clinical benefit or research and development costs and related his experience that high prices caused U.S. patients to skip taking life-saving medications, lowering survival rates. ("The Price of Drugs for Chronic Myeloid Leukemia: A Reflection of the Unsustainable Prices of Cancer Drugs," Blood, Apr. 25, 2013) Dozens of fellow oncologists signed on as co-authors. The Deputy Chief Medical Officer of the American Cancer Society pointed to Kantarjian's article as "what could be a turning point." ("The Cost of Living," New York, Oct. 20, 2013)

Kantarjian's commentary was covered in the national media. The New York Times' coverage placed Kantarjian's effort in the context of the existing debate over high cancer drug prices: "Prices for cancer drugs have been part of the debate over health care costs for several years — and recently led to a public protest from doctors at a major cancer center in New York. But the decision by so many specialists, from more than 15 countries on five continents, to join the effort is a sign that doctors, who are on the front lines of caring for patients, are now taking a more active role in resisting high prices." ("Doctors Denounce Cancer Drug Prices of $100,000 a Year," Apr. 25, 2013) The Times' editorial board commented favorably on Kantarjian's article. ("Exorbitant Prices for Leukemia Drugs," May 1, 2013)

Other national media outlets such as The Washington Post ("Cancer Drugs' High Cost Out of Reach for Many Patients, Doctors Say," Apr. 25, 2013), U.S. News and World Report ("Soaring Prices Keep Leukemia Drugs From Patients, Experts Say," Apr. 25, 2013), CNN Money ("Doctors Blast Ethics of $100,000 Cancer Drugs," Apr. 26, 2013) and Bloomberg ("Cancer Therapy Cost Too High For Patients, Doctors Say," Apr. 26, 2013) also covered the article, with several referring to the public debate over high cancer drug costs. A little over a month after the Blood article ran, Kantarjian was interviewed by Reuters and went further than he had in the article, accusing drug companies of "profiteering." ("Does Researcher Turned Activist = No Funding?" Reuters, June 4, 2013)

Following the coverage of Kantarjian's protest, the media continued to highlight the high prices of specialty drugs in the U.S. ABC News ran a segment in December 2013 focused on cancer drug pricing and the financial impact on patients, especially middle-class patients who do not qualify for patient assistance programs and cannot afford the co-payments or co-insurance. The reporter was blunt: "Thousands of cancer patients, even many with insurance, face the same dire decision: Go bankrupt or die." Interviewed for the segment, Kantarjian called the prices "immoral." ("Outage at the Increasingly High Cost of Cancer Drugs," ABC News, Dec. 18, 2013)

Although cancer drugs have attracted the most attention, perhaps due to the high incidence of cancer and its obviously life-threatening nature, the prices of other kinds of specialty drugs have also been a source of public concern. In particular, the prices of biologics, drugs used to treat autoimmune diseases such as rheumatoid arthritis as well as some cancers, have come in for scrutiny.

A 2009 article in the New York Daily News profiled a multiple sclerosis patient who couldn't afford her $2,000 per month biologic medication. The article noted that biologic prices were kept high by the absence of generic-type equivalent drugs for biologics, even those whose patent protection had expired. ("A Bitter Pill: Price of Biologic Drugs Often Too High For Poor, Ill Seniors Who Need Them," July 19, 2009)

In early 2010, an op-ed in The New York Times called out biologics manufacturers for lobbying for additional protections to delay the introduction of such biologics equivalents (dubbed biosimilars). The op-ed pointed to the high prices of biologics—including $50,000 per year for Humira and $200,000 per year for Cerezyme. ("Biologics Boondoggle," Mar. 7, 2010; see also "Wrestling With the High Price of Biologic Drugs," The Wall Street Journal, Sept. 29, 2010; "Generics Companies Weigh in on Biological Drugs," The Wall Street Journal, Jan. 31, 2011; "Enbrel and the Autoimmune Era," The Atlantic, June 18, 2013)

In 2010, the Affordable Care Act (the specific provisions were titled the Biologics Price Competition and Innovation Act ("BPCI")), authorized the FDA to create a regulatory pathway for approving biosimilars similar to the one that exists for generic small molecule drugs. (See "The Biosimilars Act: The United States' Entry Into Regulating Biosimilars and its Implications," 12 J. Marshall Rev. Intell. Prop. L. 322, 327 (2013)) The BPCI was a response to concerns regarding the high price of biologics, given the important and growing role of these therapies.

Even after the BCPI's enactment, attention has focused on the affordability of biologics. (See "If You Can't Pay: How to Get Insurance To Cover Specialty Drugs," vitals.nbcnews.com, Jan. 18, 2013; "What's Keeping Less Expensive Biologic Drugs From the U.S. Market?" PBS Newshour, Apr. 19, 2014); "Insurers Forcing Patients to Pay More for Costly Specialty Drugs," Los Angeles Times, May 29, 2012; "The $8,000 Pill: Why Are Some Pharmaceuticals So Expensive," Slate.com, Aug. 16, 2010)

The abundance of media attention and policy initiatives around the price of specialty drugs in the U.S.—whether cancer drugs, biologics or new treatments for hepatitis C-- leaves no doubt that it qualifies as a significant social policy issue.

Although the specific controversy regarding the price of Gilead's Sovaldi is more recent, it occurred in the context of an existing debate about specialty pharmaceutical pricing and the impact of the U.S.'s high prices on patient access and the broader health care system. Net neutrality, to which Gilead points in arguing that the Proposal does not implicate a significant social policy issue, did not capture the attention of the public and policy makers in the same way as spiraling specialty drug costs, even in the year in which the Staff determined that net neutrality had become a significant social policy issue.

Gilead argues in the alternative, that if high U.S. specialty drug prices are considered a significant social policy issue, the Proposal is nonetheless excludable because it involves pricing. But pricing is the significant social policy issue. It is a strange kind of logic to argue that the pricing of specialty drugs in the U.S. is a significant social policy issue, but a proposal on that topic cannot address pricing.

The elements of the report requested in the resolved clause of the Proposal all relate to the subject of high U.S. specialty drug prices; they attempt to elicit disclosure regarding some of the bases on which companies, including Gilead, have been criticized for excessively high prices. For instance, the Senate Finance Committee's investigation of Gilead's pricing of Sovaldi focused on, among other things, the relationship between research and development costs for Sovaldi and the drug's price. The amount of a company's profit on a drug, as compared with the costs of developing the drug (even including some R&D for failed compounds as well), is often discussed in the media and by policymakers and cited as a justification for various reforms. In that way, the company's return on its investment or perception of an excessive return may give rise to potential reputational and financial risk from high drug prices, the topic of the Proposal and a significant social policy issue.

In that respect, the Proposal is distinguishable from the proposals in the determinations Gilead cites, where a significant social policy issue and a non-significant social policy issue were paired in a single proposal. For example, in PetSmart, Inc. (Mar. 24, 2011), the proposal asked that the company require its suppliers to attest that they had not violated certain laws related to animal cruelty. The company sought relief on ordinary business grounds, pointing out that the laws in question governed not only animal cruelty, a significant social policy issue, but myriad other matters, including administrative matters such as record keeping. The Staff concurred and granted relief, citing the breadth of the laws referenced in the proposal.

It is worth noting that the Staff did not concur with PetSmart's more sweeping argument: that even if animal cruelty is a significant social policy issue, the selection of suppliers is an ordinary business matter, thus tainting the proposal. That argument is analogous to the one made here by Gilead, which tries to cast the pricing-related elements set forth in the Proposal as a separate, ordinary business matter whose inclusion trumps the significant social policy issue of high U.S. specialty drug prices. A more apt analogy would be if the Proposal asked for reporting on both the significant social policy issue of high U.S. specialty drug costs and the high price of over-the-counter medications in the U.S.

It is important to bear in mind that the Proposal does not seek to alter how Gilead prices drugs, or even to obtain detailed disclosure regarding the specific price-setting methodology for any or all of Gilead's drugs. Instead, it simply requests that Gilead disclose how it is responding to risks created by its approach to pricing. Given the outcry over U.S. specialty drug prices, and the more recent controversy over Gilead's pricing of Sovaldi, such a high-level report would be useful to long-term shareholders like the Trust.

The Trust appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Brett A. Pletcher
Senior Vice President and General Counsel
Gilead Sciences, Inc.


GILEAD
Advancing Therapeutics.
Improving Lives.

January 14, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2015 Annual Meeting
Supplement to Letter dated December 8, 2014
Relating to Shareholder Proposal of UAW
Retiree Medical Benefits Trust

Ladies and Gentlemen:

We refer to our letter, dated December 8, 2014 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the UAW Retiree Medical Benefits Trust (the "Proponent") may properly be omitted from the proxy materials to be distributed by Gilead Sciences, Inc., a Delaware corporation (the "Company"), in connection with its 2015 annual meeting of stockholders (the "2015 Proxy Materials").

This letter is in response to the letter to the Staff, dated January 7, 2015, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Proposal Does Not Focus on a Sufficiently Significant Social Policy Issue.

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SEC Release No. 34-40018 (May 21, 1998).

One criteria for determining whether a proposal focuses on a sufficiently significant social policy issues relates to whether or not there has been "sustained public debate over the last several years." *See AT&T* (Feb. 10, 2012) ("In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." All of the news coverage cited in the Proposal and the Proponent's Letter with respect to Gilead follows the 2014 launch of Sovaldi. This recent coverage, relating to a new product with unprecedented cure rates and a shortened course of therapy with substantially fewer side effects compared to the previous standard of care, could hardly be considered a "sustained public debate." Therefore, the Proposal does not relate to a significant policy issue under the Staff's past consideration of the duration of any public debate, and the Company may properly exclude the Proposal under Rule 14a8-(i)(7).

II. Even if the Proposal Touches Upon a Significant Policy Issue, the Proposal Is Excludable Because It Also Involves Matters of Ordinary Business.

Even if the Staff were to conclude that the issue of specialty drug pricing generally has been subject to a sustained public debate and therefore constitutes a significant policy issue for purposes of Rule 14a-8(i)(7), the mere fact that a proposal touches upon such a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when the proposal also addresses ordinary business matters. If the Proposal were to touch upon such a significant policy issue, the Proposal would still be excludable because it involves matters of ordinary business – prices charged by the Company for certain of its products. The Staff has consistently concurred with the exclusion of proposals when the proposal addressed topics that broadly included both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.* (Mar. 24, 2011), the proposal requested that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief and stated that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Bank of America* (Trillium Asset Management) (Feb. 24, 2010) (permitting exclusion of a proposal because one aspect of the proposal implicated the bank's ordinary business); *Apache Corp.* (Mar. 5, 2008) (permitting exclusion of a proposal requesting implementation of equal employment policies based on specified principles, where "some of the principles relate[d] to Apache's ordinary business operations"); *General Electric Co.* (Feb. 10, 2000) (permitting exclusion of a proposal requesting a report relating to discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). Here, the Proposal is not limited to a general report on the "affordability of specialty drugs in the U.S." and "Gilead's approach to pricing," but seeks a detailed and broad report on a number of business considerations, including risks to the Company created by clinical benefits of alternative therapies, patient access, efficacy and pricing of alternative therapies, drug development costs and price sensitivities of prescribers, payers and patients. Accordingly, the Proposal involves matters or ordinary business and is therefore excludable under Rule 14a-8(i)(7).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Brett A. Pletcher
Senior Vice President and General Counsel

cc: Meredith Miller
UAW Retiree Medical Benefits Trust



January 7, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Gilead Sciences Inc. to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Gilead Sciences Inc. ("Gilead" or the "Company"). The Proposal asks Gilead to report to shareholders on how it is responding to rising pressure to contain U.S. specialty drug prices. The Proposal asks that the report describe how Gilead is responding to several specific risks related to pricing.

In a letter to the Division dated December 8, 2014 (the "No-Action Request"), Gilead stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Gilead argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, Gilead has not met its burden of proving its entitlement to rely on that exclusion; accordingly, the Trust respectfully asks that the Company's request for relief be denied.

The Proposal states:

"RESOLVED, that shareholders of Gilead Sciences ("Gilead") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Gilead from rising pressure to contain U.S. specialty drug prices. Specialty

P.O. Box 14309 Detroit, MI 48214
Tel: 734-929-5789 • Fax: 734-929-5859

drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Gilead's response, if any, to risks created by:

- The relationship between Gilead's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions and/or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
- Price sensitivity of prescribers, payers and patients; and
- The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions."

Gilead argues that it is entitled to omit the Proposal in reliance on Rule 14a-(i)(7), which allows exclusion of proposals related to a company's ordinary business operations. The Commission has articulated the two "central considerations" animating the ordinary business exclusion:

1. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and
2. "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment"

The Commission has made an exception, however, not permitting exclusion of proposals whose subjects would be considered ordinary business but which "focus[] on sufficiently significant social policy issues." (Exchange Act Release No. 40018 (May 21, 1998))

As discussed more fully below, the Proposal deals with the significant social policy issue of the affordability of specialty drugs in the U.S. and the risks stemming from Gilead's approach to pricing at whatever the market will bear. Currently, a vigorous debate is being waged in the U.S. over pharmaceutical pricing, especially prices of new specialty drugs such as Gilead's hepatitis C treatment Sovaldi, and the impact of specialty drug pricing on patient access and the wider health care system. Public and private health care payers, drug companies, physicians, policy organizations, government officials, academics and patients are taking part in this debate. Their views are being widely reported and are informing numerous policy proposals. In this context, the risks arising from

Gilead's approach to pricing its specialty drugs qualify as a significant social policy issue.

In 2014, the launch of Sovaldi, with its $84,000 price for a course of treatment, ignited long-simmering concerns about high specialty pharmaceutical prices in the United States. A recent Wall Street Journal article described Sovaldi and follow-on drug Harvoni as "lightning rods for criticisms over how drug companies price life saving medicines." ("New Hepatitis C Drug Gets Helping Hand," Dec. 22, 2014)

These criticisms were summed up by Public Citizen head Robert Weissman in testimony in a recent Congressional hearing on hepatitis C in veterans: "The future of pharmaceutical pricing for new drugs is coming into sharper focus: astoundingly high prices that drain public treasuries, impose unmanageable costs on private insurers and stress consumers paying out of pocket beyond their breaking point."

Gilead and Sovaldi have received an unprecedented amount of national media attention, much of it negative and focused on Sovaldi's cost, since the drug's launch. (See "New Expensive Treatments for Hepatitis C Infection," JAMA Viewpoint, Aug. 13, 2014 ("[M]ost media coverage of this important development in HCV treatment has not focused on the cure rates but, rather, on cost.") In some cases, the price of Sovaldi appeared in the headline.

Articles on Sovaldi just appearing in The New York Times in 2014 included:

- "Pharmacy Deal Heralds Changed Landscape," Dec. 22, 2014
- "Cost of Treatment May Influence Doctors," Apr. 17, 2014
- "Gilead's Hepatitis C Drug, Sovaldi, is on Pace to Become a Blockbuster," July 23, 2014
- "How Much Should Hepatitis C Treatment Cost?" (editorial), Mar. 15, 2014
- "Why the Price of Sovaldi is a Shock to the System," Aug. 6, 2014
- "$1,000 Hepatitis Pill Shows Why Fixing Health Costs is So Hard," Aug. 2, 2014

Other national news outlets have also covered the controversy over Sovaldi's cost:[1]

[1] If articles in regional or local publications and coverage in specialty health care outlets were included, this list would be far longer. The list is limited to national mainstream coverage because it amply demonstrates that specialty drug prices are a significant social policy issue.

- "Who Gets Saved? Hepatitis Cure at $84,000 Makes Doctors Choose," Bloomberg, July 23, 2014
- "New Lawsuit Claims $84,000 is Way Too Much For This Drug," Washington Post, Dec. 11, 2014
- "Dropping Coverage of Popular Prescription Drugs Is Sad and Shameful," LA Times, Dec. 4, 2014
- "Could High Drug Prices be bad for Innovation?" Forbes, Oct. 23, 2014
- "An $84,000 Gilead Hepatitis C Drug Sets Off Payer Revolt," Bloomberg, Jan. 27, 2014
- "$1,000-a-day Miracle Drug Shocks U.S. Health Care System," CBS News, Apr. 3, 2014
- "Senate Committee Is Investigating Pricing of Hepatitis C Drug," Wall Street Journal, July 11, 2014
- "New Hepatitis Drugs Vex Prisons," Wall Street Journal, Apr. 23, 2014
- "How an $84,000 Drug is Sparking a New Health-Care Debate," Washington Post, May 29, 2014
- "Gilead Faces Suit Over Hepatitis C Drug's Price," Wall Street Journal, Dec. 10, 2014
- "Gilead to Allow Cheaper Hepatitis C Drug in Developing Countries," Wall Street Journal, Sept. 15, 2014
- "Insurers May Cover Costly Hepatitis C Drugs Only for the Very Ill," National Public Radio, Oct. 28, 2014
- "Sovaldi and the Cost-Innovation Paradox," Forbes, Mar. 27, 2014
- "How Illinois Allocates $84,000 Drug for Hepatitis C," Wall Street Journal, Aug. 3, 2014
- "$1,000 Sovaldi Now Treatment of Choice," PBS Newshour, July 29, 2014

Some of the coverage and commentary on Sovaldi's price makes the connection to high specialty drug costs more generally. Costly specialty drugs such as leukemia treatments Gleevec and Iclusig and colon cancer drug Zaltrap provoked concern even before Sovaldi appeared on the scene ("Prices of Cancer Drugs Too Expensive for Patients, Doctors Say," BloombergBusinessweek, Apr. 26, 2013; "When a Famous Hospital Didn't Want an Expensive New Drug," NPR, Mar. 28, 2013), and high prices for non-hepatitis drugs continue to garner attention. (See, e.g., "Patient Who Skipped Mortgage Regains $13,000-a-Month Drug," Bloomberg, Dec. 31, 2014; "Petition Calls on Roche to Cut Breast Cancer Drug Price," The New York Times, Oct. 21, 2014; "The Punishing Cost of Cancer Care," The New York Times, Dec. 11, 2014)

But there is little doubt that Sovaldi has played a key role in intensifying the debate, perhaps because the patient population is large compared to those for many other expensive drugs. (Several million Americans are estimated to be infected with hepatitis C.) A Washington Post article commented that "The national dialogue [on specialty drug prices] has already started — Sovaldi's price has received public attention like no other drug in recent memory." ("How an $84,000 Drug is Sparking a New Health-Care Debate," May 29, 2014)

The detrimental impact of Sovaldi's price on patient access has been a consistent theme of media coverage and advocacy efforts. A Medicaid patient profiled in a Bloomberg article on access issues, who had been unable to get Sovaldi due to cost, stated, "Always in the back of my head I hear the clock ticking. It is winding down faster and faster. . . While I wait, I just get sicker and sicker." ("Who Gets Saved? Hepatitis Cure at $84,000 Makes Doctors Choose," July 23, 2014) Access barriers for populations, such as veterans and prisoners, with high rates of hepatitis C infection have received special attention. (See, e.g., "New Hepatitis Drugs Vex Prisons," Wall Street Journal, Apr. 24, 2014; "Costly Hepatitis C Drugs Threaten to Bust Prison Budgets," National Public Radio, Dec. 24, 2014; "The $1,000 Pill That Could Cripple the VA's Budget," CNBC, Oct. 8, 2014)

Some experts view the controversy over Sovaldi as a useful catalyst for broader policy discussions about the trade-offs that are necessary when drug prices are set by the market. A column in the Health Affairs blog described the tensions laid bare by Sovaldi: "We are short on policy options to mitigate dilemmas such as who receives treatment and who doesn't, whether or not cuts will be made to education and transportation funds in state and federal budgets, what other health care services we will provide less of, and where patients and payers will find the money they need to access the drug. . . We have the resources to pay for a fairly priced treatment, but that is of no help when the treatment is not priced fairly, and policy discussions sparked by this issue have begun to address that." ("Sovaldi, Harvoni, and Why It's Different This Time," Health Affairs Blog, Nov. 21, 2014)

Attention has focused on the large disparities between prices paid for prescription drugs, including Sovaldi, in the U.S. and those paid in other countries. In 2012, "average prescription drug prices in Canada were half what they were in the United States—a price gap that has expanded significantly over the past 10 years." ("How the Drug Companies Play Scrooge," Minneapolis Star-Tribune, Dec. 22, 2014)

Much lower Sovaldi prices outside the U.S. were cited in a lawsuit filed against Gilead by the Southeastern Pennsylvania Transit Authority in December 2014. Asserting that it had spent $2.4 million for Sovaldi for its beneficiaries in 2014, SEPTA claimed that "While rolling out its self-congratulatory marketing campaign about how the company is making this lifesaving drug available in third-world countries, Gilead has been simultaneously gouging its U.S.-based consumers and third-party payers of the drug." (See "New Lawsuit Claims $84,000 is Way Too Much For This Lifesaving Drug," Washington Post, Dec. 11, 2014)

High specialty drug prices, including Sovaldi's price tag, have given ammunition to those who urge that Medicare should be permitted to bargain over price with drug companies, which is now prohibited by law. (See, e.g., "Should Congress Free Medicare for Negotiate Drug Prices?" PalmBeachPost.com, July 20, 2014 (op ed); "The Cost of a Cure: Medicare's Role in Treating Hepatitis C," HealthAffairs Blog, June 5, 2014 (advocating for negotiating power or binding arbitration system) A study by Georgetown University and the Kaiser Family Foundation estimated that paying for 75,000 Part D enrollees to be treated with Sovaldi would lead to an 8% rise in Medicare spending. (http://healthaffairs.org/blog/2014/06/05/the-cost-of-a-cure-medicares-role-in-treating-hepatitis-c/) President Obama urged this reform in his 2011 budget deficit speech. ("Obama's Speech on Reducing the Budget Deficit," The New York Times, Apr. 13, 2011)

The Medicare Prescription Drug Price Negotiation Act was introduced in both the House and Senate in 2013 to give Medicare that power. ("How the Drug Companies Play Scrooge," Minneapolis Star-Tribune, Dec. 22, 2014) Advocacy groups are urging other kinds of reforms to allow Medicare to save on drug costs, including authorizing Medicare to create its own public prescription drug plan, which could negotiate with drug makers and compete with private Part D plans. (See "Medicare Pressed to Bargain on Drug Prices," MedPage Today, July 26, 2014)

Sovaldi-specific legislative initiatives have also been undertaken. Two Congressional Committees have started investigations regarding Gilead's pricing of Sovaldi. The Senate Finance Committee's investigation seeks documents on a wide range of subjects, including research and development costs, valuations for Sovaldi prepared in connection with Gilead's acquisition of Sovaldi's original developer Pharmasset, marketing expenses, pricing methodology and discounts on Sovaldi provided in non-U.S. markets. (http://www.finance.senate.gov/imo/media/doc/Wyden-Grassley%20Document%20Request%20to%20Gilead%207-11-141.pdf) A probe by the House Committee on Energy and Commerce focuses on pricing, patient access and the expedited review of Sovaldi afforded by the FDA. (http://democrats.energycommerce.house.gov/sites/default/files/documents/Martin-Gilead-Sciences-Hepatitis-C-Drug-Sovaldi-Pricing-2014-3-20.pdf)

As well, the Senate Committee on Veterans' Affairs held a hearing on hepatitis C in veterans. The Committee heard testimony from diverse interests, including Gilead's CEO, government officials focused on veterans' health, and representatives of advocacy organizations. Testimony from leaders of the Campaign for Sustainable Rx Pricing and Public Citizen focused specifically on the challenges

Sovaldi and Harvoni create for patient access and the sustainability of the health care system. (See Testimony of John Rother (available at http://www.veterans.senate.gov/imo/media/doc/J.%20Rother%20Testimony%20-%2012.03.14.pdf); Testimony of Robert Weissman (available at http://www.veterans.senate.gov/imo/media/doc/R.%20Weissman%20Testimony%20-%2012.03.14.pdf))

State public payers are pushing for federal policy relief to deal with the challenges posed by "high-cost breakthrough drugs," most immediately Sovaldi and other new hepatitis C treatments. In a letter to the Chairmen and Ranking Members of two House and two Senate Committees, the National Association of Medicaid Directors (NAMD) asked federal policy makers to explore changes such as federal price controls, considering a drug's selling price in other countries when setting the "best price" for a drug (the price at which the drug maker is required to sell to Medicaid) and allowing Medicaid programs to use cost-effectiveness analysis in deciding whether to include a drug in the formulary. (http://medicaiddirectors.org/sites/medicaiddirectors.org/files/public/namd_sovaldi_letter_to_congress_10-28-14.pdf)

Gilead downplays the larger context of the debate described above, arguing that the Proposal simply seeks to micromanage Gilead's pricing decisions. Gilead cites several determinations in which the Staff allowed exclusion on ordinary business grounds of proposals seeking either changes in pricing policies or a report on risks associated with charging excessively high rents in mobile home parks.

It does not follow from the determinations Gilead cites, however, that proposals dealing in any way with a company's pricing are excludable on ordinary business grounds. Two of the proponents did not even respond to the no-action requests, much less attempt to make the case that the prices addressed by the proposals related to a significant social policy issue. (See *Host Hotels & Resorts, Inc.* (Feb. 6, 2014); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013)) In *Western Union* (Mar. 7, 2007), the proponent was unsuccessful in convincing the Division that the subject of that proposal, a review of the effect of Western Union's remittance practices on the communities it serves, was a significant social policy issue. In its response to Western Union's request, the proponent pointed to few news articles or concrete policy initiatives related to remittance pricing.

Gilead claims that the Proposal's subject is its marketing and public relations activities. It is worth noting that any topic important enough to qualify as a significant social policy issue will necessarily implicate a company's public and other external relations functions. It cannot be the case, then, that a proposal on a significant social policy issue is transformed into an ordinary business proposal simply because it cites adverse publicity and potentially damaging policy responses.

The determination on which Gilead relies, *Johnson & Johnson* (Jan. 12, 2004), is distinguishable because there, unlike here, the proposal explicitly asked the company to review its marketing and pricing policies before reporting to shareholders on risks related to rising drug prices.

Returning to the central considerations behind the ordinary business exclusion, requesting a high-level report on risks associated with specialty drug pricing does not try to micromanage the actual process by which Gilead sets prices. Indeed, the Proposal is less apt to micromanage than a proposal, like the ones in *Bristol-Meyers Squibb* (Feb. 21, 2000) and *Eli Lilly & Co.* (Feb. 25, 1993), seeking a policy of "price restraint." Thus, the Proposal cannot be said to address "day-to-day" tasks of management.

Nor are the risks resulting from sky-high specialty drug prices too complex a topic for shareholders. The broad national dialogue described above shows that the public, as well as health care market participants and non-specialist policy makers, are capable of engaging on the subject. Thus, shareholders are in a position to make an informed judgment on the subject of the Proposal.

Finally, the Trust disagrees with Gilead's characterization of specialty drug pricing as not related to a "fundamental business strategy" of Gilead's. Although Gilead derives revenue from other drugs, including non-specialty drugs, sales of Sovaldi "were crucial to Gilead's first-quarter [2014] revenue of $5 billion, double that of a year ago." ("Gilead Revenue Soars on Hepatitis C Drug," The New York Times, Apr. 22, 2014) In its most recent 10-Q, Gilead warns that "sales of Sovaldi for the treatment of HCV, accounted for approximately 50% of our total product sales." (10-Q filed on Nov. 5, 2014, at 41) The importance of pricing, and risks flowing from pricing decisions, to Gilead's business as a whole are demonstrated by market reaction to the news in late December that Express Scripts, a fierce critic of Sovaldi's high price, had entered into an agreement with AbbVie to include its hepatitis C treatment on the formulary in exchange for price concessions. ("Gilead Drops After Drug Manager Blocks $1,000 Pill," Bloomberg, Dec. 22, 2014)

For the reasons set forth above, Gilead has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a8(i)(7). I respectfully request that Gilead's request for relief be denied.

* * * *

The Trust appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Brett A. Pletcher
Senior Vice President and General Counsel
Gilead Sciences, Inc.
Brett.Pletcher@gilead.com


GILEAD
Advancing Therapeutics.
Improving Lives.

December 8, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of UAW
Retiree Medical Benefits Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Gilead Sciences, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the UAW Retiree Medical Benefits Trust (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of stockholders (the "2015 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2015 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

Gilead Sciences, Inc.

I. INTRODUCTION

On November 14, 2014, the Company received the Proposal and a cover letter, copies of which are attached hereto as Exhibit A.

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, that shareholders of Gilead Sciences ("Gilead") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Gilead from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Gilead's response, if any, to risks created by:
>
> - The relationship between Gilead's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions or the government;
> - Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
> - Price sensitivities of prescribers, payers and patients; and
> - The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur with the Company's view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to

Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

III. ANALYSIS

Rule 14a-8(i)(7) states that a company may exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release states that there are two "central considerations" underlying the ordinary business exclusion. The first, relating to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Decisions such as those targeted by the Proposal – relating to how a company prices its products – are ordinary business decisions that are fundamental to management's running of the company on a day-to-day basis and involve complex business judgments that shareholders are not in a position to make. Accordingly, the Staff has concurred in the exclusion of proposals that relate to a company's pricing policies or prices charged by a company under Rule 14a-8(i)(7). *See, e.g., Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (concurring in the exclusion of a proposal requesting that the company amend its discount pricing policies as relating to ordinary business operations); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal requesting a report on risks associated with, among other things, setting unfair, inequitable and excessive rent increases that caused undue hardship to older homeowners, because the proposal related to "rental pricing policies," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Western Union Co.* (Mar. 7, 2007) (concurring in the exclusion of a proposal requesting board review of the company's remittance practices on communities served, including comparison of fees, exchange rates and pricing structures, because the proposal related to the company's ordinary business operations, "*i.e.*, the prices charged by the company"). In addition, the Staff has concurred in the exclusion of proposals implicating marketing and public relations because such matters relate to a company's ordinary business operations. *See, e.g., Johnson & Johnson* (Jan. 12, 2004) (concurring in the exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company would respond to regulatory, legislative and public pressure to increase access to prescription drugs because the proposal related to the company's "marketing and public relations").

The Proposal clearly and directly relates to how the Company prices specialty drugs and, like the proposals in the foregoing precedents, implicates the Company's ordinary business operations—prices charged by the Company for certain of its products. In addition, the Proposal implicates the Company's marketing decisions and public relations activities and, consistent with the 1998 Release, seeks to "micro-manage" the Company by probing too deeply into these complex activities. Specifically, the report requests information on "clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions or governments" and seeks information on how the Company is responding to public pressure regarding specialty drug pricing, including assessing how payers may rely on certain pharmacoeconomics techniques in making specialty drug reimbursement decisions. These matters are fundamental to how the Company markets its products and manages its public relations efforts and also are of a complex nature, on which shareholders as a group would not be in a position to make an informed decision. Moreover, like the proposal in *Johnson & Johnson*, the Proposal seeks a report on how the Company is responding to public concern related to the Company's pricing of specialty drugs, and therefore directly relates to the Company's public relations efforts.

We are aware that the Staff has, under certain circumstances, declined to concur in the exclusion of shareholder proposals that relate to pricing policy for pharmaceutical products. *See Bristol-Meyers Squibb Co.* (Feb. 21, 2000); *Eli Lilly and Co.* (Feb. 25, 1993). However, in such cases, the proposals requested a policy of price restraint on all of the company's pharmaceutical products and the Staff denied no-action relief under Rule 14a-8(i)(7) because the proposals related to the company's "fundamental business strategy with respect to its pricing policy for pharmaceutical products." Unlike the proposals in *Bristol-Meyers* and *Eli Lilly*, the Proposal does not address a fundamental business strategy affecting the entirety of the Company's pharmaceutical products, nor does it seek to have the Company adopt a broad system of price restraints. The Proposal is more targeted than that in some respects and broader in other respects, in that it seeks information on how the Company prices its specialty drugs, the Company's public relations activities with respect to concern of the public, payers and prescribers related to the Company's specialty drug prices, and how payers may make certain reimbursement decisions, as well as assessing the clinical benefits, efficacy and cost-effectiveness of alternative therapies. In these regards, the Proposal is therefore distinguishable from *Bristol-Meyers* and *Eli Lilly*.

For the reasons set forth above, the Proposal deals with matters relating to the Company's ordinary business operations, specifically product pricing and public relations, and therefore is excludable under Rule 14a-8(i)(7).

IV. CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2015 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Brett A. Pletcher
Senior Vice President and General Counsel

Attachment

cc: Meredith Miller
UAW Retiree Medical Benefits Trust

EXHIBIT A

Proposal and Cover Letter

UAW RETIREE
Medical Benefits Trust



November 14, 2014

Gregg H. Alton
Executive Vice President,
Corporate and Medical Affairs and
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

Dear Mr. Alton:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Gilead Sciences, Inc.'s (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

The Trust is filing the attached proposal due to the close proximity of the filing deadline; however, we welcome a dialogue with the Company on the issues raised herein. Please contact me at (734) 887-4964 or via email at mamiller@rhac.com at any time if you have any questions or would like to further discuss these issues.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Cc: Brett A. Pletcher
Senior Vice President and General Counsel
Gilead Sciences Inc.

Enclosure

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104
Tel 734 929 5789 • Fax 734 929 5859

RESOLVED, that shareholders of Gilead Sciences ("Gilead") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Gilead from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Gilead's response, if any, to risks created by:

- The relationship between Gilead's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
- Price sensitivity of prescribers, payers and patients; and
- The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions.

Supporting Statement

A vigorous national debate has recently begun, spurred by the launch of Gilead's hepatitis C drug Sovaldi, regarding appropriate pricing of specialty drugs and the impact of specialty drug costs on patient access and the health care system. Growth in U.S. spending on specialty drugs is expected to dwarf growth in overall prescription drug spending in coming years. (See, e.g., Express Scripts Lab, 2013 Drug Trend Report, at 40, 47 (available at http://lab.express-scripts.com/~/media/7f14884da6ef434dbf30abd82dd7e655.ashx)

Sovaldi's $84,000 price tag has led to scrutiny from payers and legislators and a barrage of negative media attention. A 2014 The New York Times column observed, "A Washington advocacy effort has sprung up overnight, largely devoted to objecting to the cost of this one medication, Sovaldi." (http://www.nytimes.com/2014/08/03/upshot/is-a-1000-pill-really-too-much.html?abt=0002&abg=0) We are concerned that the high price of Sovaldi (and combination drug Harvoni which includes Sovaldi) exposes Gilead to financial and reputational risks.

Sovaldi's price has led payers to restrict patient access. Some state Medicaid programs, including Oregon, have imposed disease severity requirements or made continuation of coverage dependent on early viral response. Only one Canadian province has included Sovaldi on its formulary, and the EU member states have agreed, for the first time, to share pricing information on Sovaldi. (http://blogs.wsj.com/pharmalot/2014/07/11/gilead-faces-new-pressure-from-u-s-senators-europe-over-hep-c-pricing)

Sovaldi has focused Congress' attention on drug pricing. The U.S. Senate Finance Committee is investigating "issues related to Sovaldi and Gilead's pricing of the drug," stating that the "price appears to be higher than expected given the costs of development and production and the steep discounts offered in other countries." (http://www.finance.senate.gov/imo/media/doc/Wyden-Grassley%20Document%20Request%20to%20Gilead%207-11-141.pdf)

Government payers in numerous non-US markets base reimbursement decisions at least in part on a pharmacoeconomic evaluation of the relative values of therapies based on cost and outcome. (See http://www.amcp.org/WorkArea/DownloadAsset.aspx?id=13217) Several clinical groups, including the American Society of Clinical Oncology, have proposed developing such assessments to guide physician decision making. (https://hbr.org/2014/11/we-need-more-transparency-on-the-cost-of-specialty-drugs/)

The report requested in this proposal would allow shareholders to better evaluate the risks associated with Gilead's approach to specialty drug pricing.